Exhibit 99.2

Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on February 13, 2023 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming annual general meeting of the Company to be held on Thursday March 20, 2023 in Israel (the “Annual Meeting”).

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at Annual Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on March 20, 2023). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our general counsel and company secretary by e-mail: mklein@brainsway.com

Brainsway Ltd.

Dated: February 13, 2023

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

TO:       Brainsway Ltd.

Fax Number: +972-2-581-2517

Email: mklein@brainsway.com

Telephone Number: +972-2-647-6003

Annual General Meeting to be held on March 20, 2023

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature

CONTACT INFO: ____________________________________________________________

Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES

HELD AS OF FEBRUARY 13, 2023, (all of them being voted):

__________________________________

DATE: ________________________

Brainsway Ltd.

Annual General Meeting

March 20, 2023

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Mr. Ami Boehm to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on February 13, 2023 at the Annual General Meeting of the Company to be held in Israel on March 20, 2023 at 3:00p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY

11:00A.M. ISRAEL TIME ON MARCH 16, 2023 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON March 20, 2023) IN ORDER TO BE VALID

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

1. RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2022 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.

□ FOR                      □ AGAINST                      □ ABSTAIN

2a. RESOLVED, that Mr. Ami Boehm be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2b. RESOLVED, that Dr. David Zacut be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2c. RESOLVED, that Mr. Avner Hagai be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2d. RESOLVED, that Mr. Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2e. RESOLVED, that Ms. Eti Mitrany be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2f. RESOLVED, that Ms. Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2g. RESOLVED, that Prof. Avraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

2h. RESOLVED, that Mr. Yossi Ben Shalom be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. □ FOR □ AGAINST □ ABSTAIN

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3. RESOLVED, to approve the compensation of Mr. Ami Boehm, in his capacity as Chairman of the Board of Directors, on the terms described in the Proxy Statement. □ FOR □ AGAINST □ ABSTAIN

4. RESOLVED, to approve the compensation of Dr. David Zacut, for his role as a special consultant to the Company, on the terms described in the Proxy Statement. □ FOR □ AGAINST □ ABSTAIN

5. RESOLVED, to approve the terms of compensation of Mr. Hadar Levy, the Company's chief executive officer, on the terms described in the Proxy Statement. □ FOR □ AGAINST □ ABSTAIN

5a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? (Response required for vote to be counted.)

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

□ YES □ NO

6. RESOLVED, to approve an amendment of the Compensation Policy of the Company as set forth in the Proxy Statement. □ FOR □ AGAINST □ ABSTAIN

6a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above? (Response required for vote to be counted.)

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

□ YES □ NO

End of resolutions

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